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Exhihit 99.5

CHARLES W. MANTOOTH
G. THOMAS CLIETT
TITUS W. GREENE
THOMAS M. HONTZAS

August 22, 2002

VIA FACSIMILE AND COURIER

Austins Steaks & Saloon, Inc.
317 Kimball Avenue, NW
Roanoke, Virginia 24016

Attention:	President and Chief Executive Officer
Re:	Request for Special Meeting of Stockholders

Dear Sir:

        Pursuant to Section 211 of the General Corporate Law of the State of Delaware (the "DGCL") and Section 2.02 ("Section 2.02") of the Restated Bylaws of Austins Steaks & Saloon, Inc. (the "Company"), the undersigned holders of more than twenty percent (20%) of the outstanding shares of the Company as of the date of delivery of this letter hereby request that the President of the Company call a special meeting of the stockholders of the Company to be held Thursday, October 10, 2002, at the offices of the Company in Roanoke, Virginia (the "Special Meeting"). Please establish September 5, 2002 as the record date for the Special Meeting.

        The purpose of the Special Meeting is to vote on the following proposals: (1) to remove J. Carson Quarles, Victor F. Foti, J. Alan Cowart, A. Jones Yorke, Ronald G. Stancill and Stanley L. Bozeman, Jr. from the Company's Board of Directors (the "Board") and any other person elected or appointed to the Board prior to the effective date of this proposal other than William E. Proffitt, Paul C. Schorr, III and Roger D. Sack and the directors elected by this proposal, (2) to elect Thomas M. Hontzas, Charles W. Mantooth, Pat Vezertzis, Jesse M. Harrington III, Charles H. Wright and Titus W. Greene to serve as directors of the Company until their respective successors are duly elected and qualified or their earlier resignation or removal and (3) to repeal any amendment to the Company's bylaws adopted by the current Board between July 17, 2002 and the date on which this proposal becomes effective. Both of proposals 1 and 2 above must be approved for either of them to be effective.

        Furthermore, I, G. Thomas Cliett, do hereby withdraw, rescind and revoke, by signing below, the consent to shareholder actions without a meeting of shareholders executed by me on August 5, 2002, and delivered to you on August 7, 2002, and thereby rescind the August 7, 2002 record date established for determining the shareholders entitled to consent to corporate action in writing without a meeting.

        Please confirm with Charles R. Monroe, Jr., (704) 378-4758, of Hunton & Williams as soon as possible that the Special Meeting will be called as provided for above and that proper notice of the Special Meeting will be provided to stockholders pursuant to Section 222 of the DGCL and the Bylaws of the Company. Thank you in advance for your prompt attention to this matter.

Very truly yours,
/s/ Charles W. Mantooth	/s/ G. Thomas Cliett
Charles W. Mantooth	G. Thomas Cliett
/s/ Titus W. Greene	/s/ Thomas M. Hontzas
Titus W. Greene, in his individual capacity and as General Partner of Titus Greene & Co. Ltd. Partnership	Thomas M. Hontzas

cc:    Stephen E. Gehring, Esq.

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  Exhihit 99.5